EXHIBIT (d)(6)

Bishop Infrastructure II Acquisition Company, Inc.

c/o EQT Partners Inc.

1 North Lexington Avenue, 11th Floor

White Plains, NY 10601

December 20, 2012

Wade Blanchard

Westway Group, Inc.

365 Canal Street, Suite 2900

New Orleans, LA 70130

Re:	Investment in Parent

Dear Mr. Blanchard:

This letter sets forth our mutual agreement and understanding regarding your investment in preferred and common stock of Bishop Infrastructure II Acquisition Company, Inc. (Parent).

Concurrently with the execution and delivery of this letter, Parent, Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (Merger Sub), and Westway Group, Inc., a Delaware corporation (the Company), have entered into an Agreement and Plan of Merger (the Merger Agreement; any capitalized term used and not defined herein shall have the meaning ascribed to such term in the Merger Agreement) pursuant to which Merger Sub, following the tender offer described therein, and otherwise on the terms and conditions set forth therein, will merge with and into the Company (the Merger), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

Concurrent with the consummation of the Merger, you hereby agree to invest in preferred and common stock of Parent in an aggregate amount to equal or exceeding (i) the retention bonus due from the Company to you in connection with the Merger (reasonably for tax effect) or (ii) $80,000.

The preferred and common stock of Parent you will acquire will have the terms and conditions described in Exhibit I hereto, with the allocation (between preferred and common), to be determined, but based on value.

In connection with the issuance of Parent preferred and common stock as described herein, you will execute and deliver such further documents, agreements and instruments (including a subscription agreement and a stockholders agreement) in a form consistent with the terms set out in Exhibit I and otherwise consistent in form and substance with those entered into by EQT and its affiliates in connection with its portfolio company investments.

Parent agrees to explore with you ways to make your investment described herein as tax efficient as may be practicable (so long as Parent’s position is not adversely affected).

Very truly yours,

Bishop Infrastructure II Acquisition Company, Inc.

/s/ Gideon Johannes Van der Ploeg
Name: Gideon Johannes Van der Ploeg
Title: Director

Agreed to as of the date first written above:

/s/ Wade Blanchard

Wade Blanchard

EXHIBIT I

TERMS FOR INVESTMENT BY HOLDER IN

BISHOP INFRASTRUCTURE II ACQUISITION COMPANY, INC.

Classes of Stock

The capital stock of Parent will be:

Preferred Stock

•      Preferred Stock – to be owned by EQT and certain members of management/the Parent board of directors. The Preferred Stock will accrue dividends at a fixed dividend rate to be determined by EQT and have no voting rights.

Common Stock

•      Class A Stock – to be owned exclusively by EQT; the Class A Stock will have voting rights.

•      Class B Stock – to be owned by members of management/the Parent board of directors; the Class B Stock will have no voting rights.

Upon any liquidation or exit event, the proceeds will be distributed, first, 100% to the Preferred Stock until the Preferred Stock receives a return of its capital plus all accrued and unpaid dividends thereon, and then, 100% to the Class A Stock and Class B Stock (on a pro rata basis).

Transfer provisions	Any sale, assignment, transfer, pledge, encumbrance or other disposition of Preferred Stock or Common Stock is prohibited without the consent of EQT.

Customary drag alone and cooperation rights will apply in the event of a liquidation or other exit event. Tag-along rights to apply in connection with transfers by EQT of more than 50% of its Parent stock.

Employment Terms	Subject to the terms of an employment agreement with the Company/Parent, to include, without limitation, a one-year non-compete and non-solicitation, Parent call rights on certain terminations of employment, and other customary terms and provisions.

Taxation	Any tax payable by the executive in connection with its investment in the Parent stock is the responsibility of the executive.

Governing Law and Jurisdiction	Delaware law and Delaware courts.